 Exhibit 99.2

Samfine Creation Holdings Group Limited Announced Closing of Initial Public Offering

Hong Kong, October 16, 2024 (GLOBE NEWSWIRE) -- Samfine Creation Holdings Group Limited (Nasdaq: SFHG) (the “Company”), a one-stop printing service provider, today announced the closing of its initial public offering (the “Offering”) of 2,000,000 ordinary shares (“Ordinary Shares”) at a price of $4.00 per share (the “Offering Price”). The Ordinary Shares began trading on the Nasdaq Capital Market on October 15, 2024 under the symbol “SFHG.”

The aggregate gross proceeds from the Offering were $8.0 million, before deducting underwriting discounts and other related expenses. The Company intends to use the net proceeds for strengthening of its operating subsidiaries’ printing business in Hong Kong and expanding market presence in other international markets in particular the U.S., for purchasing machinery and improving and upgrading its operating subsidiaries’ production equipment to enhance level of automation, and for additional working capital and other general corporate purposes.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 300,000 ordinary shares at the Offering Price, less underwriting discounts.

The Offering was conducted on a firm commitment basis. Cathay Securities, Inc. acted as the representative of the underwriters, and Revere Securities LLC and Dominari Securities LLC acted as co-underwriters (collectively, the “Underwriters”) for the Offering. Hunter Taubman Fischer & Li LLC acted as U.S. legal counsel to the Company and Ortoli Rosenstadt LLP acted as legal counsel to the Underwriters for the Offering.

A registration statement on Form F-1 relating to the Offering has been filed with the U.S. Securities and Exchange Commission (“SEC”) (File Number: 333-275498) and was declared effective by the SEC on September 30, 2024. The Offering was made only by means of a prospectus. A final prospectus relating to the Offering was filed with the SEC on October 15, 2024 and is available on the SEC’s website at www.sec.gov. Alternatively, electronic copies of the final prospectus relating to this Offering may be obtained from Cathay Securities, Inc. by email at service@cathaysecurities.com, by standard mail to Cathay Securities, Inc., 40 Wall Street, Suite 3600, New York, NY 10005, or by telephone at +1 (855) 939-3888; or from Revere Securities LLC by email at contact@reveresecurities.com, by standard mail to Revere Securities LLC, 560 Lexington Avenue, 16th Floor, New York, NY 10022, or by telephone at +1 (212) 688-2350.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Samfine Creation Holdings Group Limited

Samfine Creation Holdings Group Limited is an established one-stop printing service provider which principally provides printing services in Hong Kong and the PRC. With over 20 years of experience in the printing industry, its operating subsidiaries offer a wide range of printed products such as book products and novelty and packaging products. Its operating subsidiaries’ customers principally comprise of book traders located in Hong Kong whose clients are located around the world, mainly in the U.S. and Europe.

For more information, visit the Company’s website at www.1398.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contacts

Samfine Creation Holdings Group Limited Investor Relations Contact:

Phone: +852 3589 1500
Email: 888@1398.cn